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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Smartire Systems, Inc.
(Name of Issuer)

Common Stock, without a par value
(Title of Class of Securities)

83191310
(CUSIP Number)

David Gonzalez
Xentenial Holdings Limited
Athalass, 47, 2nd Fl. Flat/office 202
Strovolos, P.C. 2012
Nicosia, Cyprus
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Steven S. Goldstein, Esq.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

December 19, 2008

(Date of Event which Requires Filing of this Statement)

SCHEDULE 13D

CUSIP No. 83191310	Page 2 of 17

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83191310	Page 3 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xentenial Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 13,315,450,000 shares of Common Stock SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 13,315,450,000 shares of Common Stock SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,315,450,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 68.8%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 83191310	Page 4 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YA Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 13,315,450,000shares of Common Stock SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 13,315,450,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,315,450,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 68.8%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 83191310	Page 5 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Staraim Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 13,315,450,000 shares of Common Stock SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 13,315,450,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,315,450,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 68.8%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 83191310	Page 6 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yorkville Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 13,315,450,000 shares of Common Stock SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 13,315,450,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,315,450,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 68.8%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 83191310	Page 7 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 13,315,450,000 shares of Common Stock SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 13,315,450,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,315,450,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 68.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 83191310	Page 8 of 17

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, with no par value (the "Common Stock," or the “Shares”), of Smartire Systems, Inc., a Yukon corporation (the "Issuer").  The principal executive offices of the Issuer are located at: 13151 Vanier Place, Suite 150, Richmond, British Columbia.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by Xentenial Holdings Limited (“Xentenial” and/or the “Company”), Staraim Enterprises Limited (“Staraim”), YA Global Investments, L.P. (“YA Global”) (f/k/a Cornell Capital Partners, L.P.), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (Xentenial, Staraim, YA Global, Yorkville and Angelo collectively, the “Reporting Persons”).  The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

Xentenial is a Cyprus limited company, whose business address is Athalass, 47, 2nd Fl. Flat/office 202, Strovolos, P.C. 2012, Nicosia, Cyprus, and is a private entity that is engaged in the business of in investing in securities and other investment opportunities.  Xentenial is wholly owned by YA Global, a private entity whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 0730. Staraim Enterprises Limited, is a Cyprus limited company, whose business address is Athalass, 47, 2nd Fl. Flat/office 202, Strovolos, P.C. 2012, Nicosia, Cyprus, and is a private entity that is engaged in the business of in investing in securities and other investment opportunities. Staraim is wholly owned by YA Global.  YA Global, a Cayman Islands exempt limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund that is primarily engaged in the business of investing in securities and other investment opportunities.  Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Investment Manager of YA Global.  Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Portfolio Manager of YA Global and President and Managing Member of Yorkville.  Angelo is a citizen of the United States.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Xentenial is a Cyprus limited company.  Staraim is a Cyprus limited company.  YA Global is a Cayman Islands exempt limited partnership.  Yorkville is a Delaware limited liability company.  Angelo is a citizen of the United States.

SCHEDULE 13D

CUSIP No. 83191310	Page 9 of 17

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Xentenial acquired the Common Shares reported on the cover pages hereof (the “Common Shares”) through the conversion of $1,065,236 of five (5) secured convertible debentures issued by Xentenial and to the Company on January 17, 2008, February 20, 2008, June 20, 2008, August 1, 2008 and August 15, 2008.  The capital used to acquire the Debentures reported on the cover pages hereof to be held by Xentenial (the “Debentures”) were derived from the general working capital of Xentenial, made in the ordinary course of business.  A total of approximately $987,500 was paid in the original acquisition of the Debentures reported herein.  The balance was accrued unpaid interest.

ITEM 4.	PURPOSE OF TRANSACTION

On January 17, 2008, pursuant to Securities Purchase Agreement (the "Securities Purchase Agreement No.1") dated November 30, 2007, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $392,000, (the "Debenture No.1") which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of the Securities Purchase Agreement No. 1 and Debenture No. 1 are attached hereto as Exhibits 1 and 2, respectively and incorporated herein by reference.

On February 20, 2008 pursuant to the Securities Purchase Agreement No.1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $74,000 (the "Debenture No.2"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of the Securities Purchase Agreement No. 1 and the Debenture No. 2 are attached hereto as Exhibits 1 and 3 respectively and incorporated herein by reference.

On June 20, 2008, pursuant to an Amended to the Securities Purchase Agreement No. 1 (the "Amendment No.1") dated April 27, 2007, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $269,000 (the "Debenture No.3"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of the Amendment No. 1 and the Debenture No. 3 are attached hereto as Exhibits 4 and 5 respectively and incorporated herein by reference.

On August 1, 2008, pursuant to the Amendment No. 1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $152,500 (the "Debenture No.4"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of the Amendment No. 1 and the Debenture No. 4 are attached hereto as Exhibits 4 and 6 respectively and incorporated herein by reference.

On August 15, 2008, pursuant to the Amendment No. 1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $100,000 (the "Debenture No.5"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of the Amendment No. 1 and the Debenture No. 5 are attached hereto as Exhibits 4 and 7 respectively and incorporated herein by reference.

On December 11, 2008, Xentenial and the Issuer entered into an Amended and Restated Waiver Letter (“Waiver Letter”), in which Xentenial indicated to the Issuer its desire to have the blocker and notice provisions contained in the Debentures No.1 through No.5 limiting Xentenial’s percentage ownership of the Common Stock of the Issuer waived by the Issuer, thereby enabling Xentenial to effectuate the conversion of the Debentures into the shares of Common Stock currently owned by the Reporting Persons as reported herein.  A copy of this Waiver Letter is attached hereto as Exhibit 8, and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 83191310	Page 10 of 17

The Reporting Persons initially acquired the Debentures for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity.

The Reporting Persons acquired the Common Shares on December 19, 2008 through the conversion of the Debentures No.1-No.5 and a corresponding reduction in the principal and accrued and unpaid interest balance of such Debentures in the amount of $1,065,236 in accordance with the terms of such debentures.

The Reporting Persons evaluate their investments in the Issuer on an ongoing basis and reserve the right to take action regarding the Issuer, including, without limitation, attempting to elect or have elected new management or members of the Issuer’s board of directors, or otherwise influencing the Issuer’s governance, attempting to influence or change the Issuer’s operations or business development plans, business strategy, future plans, competitive position, strategy, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties.  Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth herein.  Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Although none of the Reporting Persons have any specific plan or proposal to acquire or dispose of the shares of Common Stock, the Reporting Persons at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described herein and/or other investment considerations or (iv) exercise its rights in connection with a bankruptcy case of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Debentures No. 1 through No. 5 are convertible into shares of Common Stock of the Issuer at a price per share equal to the lower of (i) $0.06 or (ii) 80% of the lowest Volume Weighted Average Price (“VWAP”) of such Common Stock during the thirty previous trading days.  On December 19, 2008, the Company converted Debentures No.1 through No.5 based on the VWAP as calculated pursuant to the terms and conditions of the Debentures, in which the Reporting Persons became the beneficial own of 13.3 billion shares of the Issuer’s Common Stock.  The conversions were based on a conversion price of $0.00008 (80% of the applicable VWAP of $0.0001) and the outstanding principal and accrued and unpaid interest balance of the Debentures were $1,065,236.

SCHEDULE 13D

CUSIP No. 83191310	Page 11 of 17

According to Worldwide Stock Transfer, LLC, the Issuer’s transfer agent, as of December 17, 2008, there were 6,027,011,198 shares of Common Stock of the Issuer outstanding.  Accordingly, the Reporting Persons’ beneficial ownership equals 13,315,450,000 shares representing the post conversion beneficial ownership of the Reporting Persons, which would increase the number of outstanding shares of the issuer to 19,342,461,198.  This figure represents 68.8% of the 19,342,461,198 post conversion outstanding shares of the Issuer.  This percentage figure will not be subject to change absent a significant increase in the number of shares authorized for issuance by the Issuer.  The Reporting Persons did not acquire any of the Common Shares for the purpose of, and do not otherwise have a plan or purpose to, compel or otherwise encourage the Issuer to increase the number of shares of authorized Common Stock.

The Reporting Persons are the owner of additional Debentures, Warrants to purchase Common Stock and Convertible Preferred Stock Series A (collectively “other Securities”) which may not be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 9.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 65 days prior written notice to the Issuer) to a different percentage.  Consequently, none of the shares issuable upon exercise or conversion of the other Securities are beneficially owned by any of the Reporting Persons.

(b) Xentenial has the sole power to vote and to dispose of all of the Common Shares it owns.  Yorkville, as the Investment Manager of YA Global, the sole owner of Xentenial, has the sole power to direct the vote and/or to direct the disposition of the Common Shares directly owned by Xentenial.  Angelo, as the Portfolio Manager of YA Global and President and Managing Member of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Common Shares directly owned by Xentential.  Staraim, which YA Global is the sole owner of, may be deemed to indirectly beneficially own the Common Shares.

YA Global as the sole owner of Xentenial, Yorkville, as the Investment Manager of YA Global, Angelo as the Portfolio Manager of YA Global and Managing Member of Yorkville,  and Staraim, which YA Global is the sole owner of, may be deemed to have a beneficial ownership in the aforementioned shares of Common Stock.  The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

(c) The Reporting Persons acquired the Common Shares upon conversion of the Debentures No.1 through No. 5 on December 19, 2008.  On December 11, 2008, Xentenial and the Issuer entered into the Waiver Letter, in which Xentenial indicated to the Issuer its desire to have the blocker and notice provisions contained in the Debentures limiting Xentenial’s percentage ownership of the Common Stock of the Issuer waived by the Issuer, thereby enabling Xentenial to effectuate the conversion of a the Debentures into the shares of Common Stock currently owned by the Reporting Persons as reported herein.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock issuable to YA Global.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 83191310	Page 12 of 17

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, on January 17, 2008, pursuant to the Securities Purchase Agreement No.1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $392,000, (the "Debenture No.1") which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.

On February 20, 2008 pursuant to the Securities Purchase Agreement No.1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $74,000 (the "Debenture No.2"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.

On June 20, 2008, pursuant to the Amendment No. 1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $269,000 (the "Debenture No.3"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.

On August 1, 2008, pursuant to the Amendment No. 1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $152,500 (the "Debenture No.4"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days

On August 15, 2008, pursuant to the Amendment No. 1, by and among the Issuer and Xentenial, Xentenial purchased a 12% Convertible Debenture, in the principal amount of $100,000 (the "Debenture No.5"), which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.

On December 11, 2008, Xentenial and the Issuer entered into a Waiver Letter, in which Xentenial indicated to the Issuer its desire to have the blocker and notice provisions contained in the Debentures No.1 through No.5 limiting Xentenial’s percentage ownership of the Common Stock of the Issuer waived by the Issuer, thereby enabling Xentenial to effectuate the conversion of the Debentures into the shares of Common Stock currently owned by the Reporting Persons as reported herein.

The Reporting Persons are the owner of additional Securities, which may not be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 9.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 65 days prior written notice to the Issuer) to a different percentage.  Consequently, none of the shares issuable upon exercise or conversion of the additional Securities are beneficially owned by any of the Reporting Persons.  The following is a list of the additional Securities owned by the Reporting Persons:

•
$1,500,000 Principal Amount 5% Convertible Debenture, dated May 20, 2005, by and among the Issuer and Staraim, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.03. A copy of this Debenture is attached hereto as Exhibit 9, and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 83191310	Page 13 of 17

•
$2,000,000 Principal Amount 10% Amended & Restated Convertible Debenture, dated June 23, 2005, by and among the Issuer and Staraim, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.11 or (ii) 80% of the lowest volume weighted average price over the previous five trading days.  A copy of this Debenture is attached hereto as Exhibit 10, and incorporated herein by reference.

•
$8,000,000 Principal Amount 10% Amended & Restated Convertible Debenture, dated June 23, 2005, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.11 or (ii) 80% of the lowest volume weighted average price over the previous five trading days.  A copy of this Debenture is attached hereto as Exhibit 11, and incorporated herein by reference.

•
$684,000 Principal Amount 10% Convertible Debenture, dated January 23, 2007, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of this Debenture is attached hereto as Exhibit 12, and incorporated herein by reference.

•
$334,000 Principal Amount 10% Convertible Debenture, dated February 9, 2007, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of this Debenture is attached hereto as Exhibit 13, and incorporated herein by reference.

•
$782,000 Principal Amount 10% Convertible Debenture, dated March 2 2007, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of this Debenture is attached hereto as Exhibit 14, and incorporated herein by reference.

•
$1,150,000 Principal Amount 10% Convertible Debenture, dated April 27, 2007, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of this Debenture is attached hereto as Exhibit 15, and incorporated herein by reference.

•
$350,000 Principal Amount 10% Convertible Debenture, dated August 20, 2007, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of this Debenture is attached hereto as Exhibit 16, and incorporated herein by reference.

•
$96,500 Principal Amount 10% Convertible Debenture, dated November 19, 2007, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of this Debenture is attached hereto as Exhibit 17 and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 83191310	Page 14 of 17

•
$422,000 Principal Amount 12% Convertible Debenture, dated November 30, 2007, by and among the Issuer and Xentenial, which is convertible into shares of Common Stock at a price equal to the lower of (i) $0.06 or (ii) 80% of the lowest volume weighted average price over the previous thirty trading days.  A copy of this Debenture is attached hereto as Exhibit 18, and incorporated herein by reference.

•
$4,000,000 Original Amount 5% Dividend Series A Convertible Preferred Stock, dated March 22, 2005, by and among the Issuer and YA Global, which is convertible into shares of Common Stock at a price equal $.01 for each dollar converted by the holder of the Preferred Shares.  A copy of the Certificate Of Designation for the Series A is attached hereto as Exhibit 19, and incorporated herein by reference.

•
Amended & Restated Warrant to purchase, in the aggregate, 16,668,750 shares Common Stock at an exercise price equal to $0.03, dated June 23, 2005, by and among the Issuer and Xentenial.  A copy of this Warrant is attached hereto as Exhibit 20, and incorporated herein by reference.

•
Amended & Restated Warrant to purchase, in the aggregate, 4,162,500 shares Common Stock at an exercise price equal to $0.03, dated October 12, 2007, by and among the Issuer and Staraim.  A copy of this Warrant is attached hereto as Exhibit 21, and incorporated herein by reference.

•
Warrant to purchase, in the aggregate, 225,000,000 shares Common Stock at an exercise price equal to $0.03, dated November 30, 2007, by and among the Issuer and Xentenial.  A copy of this Warrant is attached hereto as Exhibit 22, and incorporated herein by reference.

•
Warrant to purchase, in the aggregate, 225,000,000 shares Common Stock at an exercise price equal to $0.03, dated January 17, 2008, by and among the Issuer and Xentenial.  A copy of this Warrant is attached hereto as Exhibit 23, and incorporated herein by reference.

•
Warrant to purchase, in the aggregate, 41,925,000 shares Common Stock at an exercise price equal to $0.03, dated February, 2008, by and among the Issuer and Xentenial.  A copy of this Warrant is attached hereto as Exhibit 24, and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

EXHIBITS

1.	Securities Purchase Agreement, dated November 30, 2007, by and among the Issuer and Xentenial

2.	$392,000 Principal Amount 12% Convertible Debenture, dated January 17, 2008. (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Issuer on January 24, 2008).

3.	74,000 Principal Amount 12% Convertible Debenture, dated February 20, 2008.

4.
Amended No. 1 Securities Purchase Agreement, dated April 27, 2007, by and among the Issuer and Xentenial.  (incorporated by reference to Exhibit 10.93 to the Current Report on Form SB-2/A filed by the Issuer on May 29, 2007).

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CUSIP No. 83191310	Page 15 of 17

5.	$269,000 Principal Amount 12% Convertible Debenture, dated June 20, 2008. (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Issuer on June 24, 2008).

6.	$152,500 Principal Amount 12% Convertible Debenture, dated August 1, 2008. (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Issuer on August 7, 2008).

7.	$100,000 Principal Amount 12% Convertible Debenture, dated August 15, 2008. (incorporated by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Issuer on August 21, 2008).

8.	Amended and Restated Waiver Letter, dated December 11, 2008 by and among the Issuer and Xentenial

9.	$1,500,000 Principal Amount 5% Convertible Debenture, dated May 20, 2005.

10.
$2,000,000 Principal Amount 10% Amended & Restated Convertible Debenture, dated June 23, 2005.  (incorporated by reference to Exhibit 10.65 to the Current Report on Form SB-2/A filed by the Issuer on April 18, 2006).

11.
$8,000,000 Principal Amount 10% Amended & Restated Convertible Debenture, dated June 23, 2005.  (incorporated by reference to Exhibit 10.66 to the Current Report on Form SB-2/A filed by the Issuer on April 18, 2006)

12.	$684,000 Principal Amount 10% Convertible Debenture, dated January 23, 2007. (incorporated by reference to Exhibit 9.4 to the Current Report on Form 8-K filed by the Issuer on January 1, 2007).

13.	$334,000 Principal Amount 10% Convertible Debenture, dated February 9, 2007. (incorporated by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Issuer on February 15, 2007).

14.	$782,000 Principal Amount 10% Convertible Debenture, dated March 2 2007. (incorporated by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Issuer on March 8, 2007).

15.	$1,150,000 Principal Amount 10% Convertible Debenture, dated April 27, 2007. (incorporated by reference to Exhibit 10.94 to the Current Report on Form 8-K filed by the Issuer on May 29, 2007).

16.	$350,000 Principal Amount 10% Convertible Debenture, dated August 20, 2007.

17.	$96,500 Principal Amount 10% Convertible Debenture, dated November 19, 2007.

18.	$422,000 Principal Amount 12% Convertible Debenture, dated November 30, 2007.

19.	Series A Convertible Preferred Stock, dated March 22, 2005. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on March 29, 2005).

20.
Amended & Restated Warrant to purchase, in the aggregate, 16,668,750 shares Common Stock at an exercise price equal to $0.03, dated June 23, 2005.  (incorporated by reference to Exhibit 10.53 to the Current Report on Form SB-2/A filed by the Issuer on January 11, 2006).

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CUSIP No. 83191310	Page 16 of 17

21.
Amended & Restated Warrant to purchase, in the aggregate, 4,162,500 shares Common Stock at an exercise price equal to $0.03, dated October 12, 2007.  (incorporated by reference to Exhibit 10.54 to the Current Report on Form SB-2/A filed by the Issuer on January 11, 2006).

22.	Warrant to purchase, in the aggregate, 225,000,000 shares Common Stock at an exercise price equal to $0.03, dated November 30, 2007.

23.	Warrant to purchase, in the aggregate, 225,000,000 shares Common Stock at an exercise price equal to $0.03, dated January 17, 2008.

24.	Warrant to purchase, in the aggregate, 41,925,000 shares Common Stock at an exercise price equal to $0.03, dated February, 2008.

25.	Joint Filing Agreement

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CUSIP No. 83191310	Page 17 of 17

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

REPORTING PERSONS:

/s/ David Gonzalez, Esq.		Date: December 23, 2008
By: David Gonzalez., Director
Xentenial Holdings Limited

/s/ Steven S. Goldstein, Esq.		Date: December 23, 2008
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer
As Investment Manager to
Yorkville Advisors, L.P.

/s/ Steven S. Goldstein, Esq.		Date: December 23, 2008
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer

/s/ Mark Angelo	.	Date: December 23, 2008
By: Mark Angelo

/s/ David Gonzalez, Esq.		Date: December 23, 2008
By: David Gonzalez., Director
Staraim Enterprises Limited